Feb 24 11 11:50a

1-A/A







11005759

February 23, 2011

**BY FACSIMILE TO 703-813-6963**
**and ELECTRONIC MAIL TO wilsone@sec.gov**

RECEIVED
FEB 24 2011
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

The Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business
100 F Street NE
Washington, DC 20549

Ladies and Gentlemen of the Commission:

Our Company has initially filed an offering statement under Regulation A with the Commission for which you are in receipt. The filing did not include a delaying notation pursuant to CFR § 230.252(g). We hereby propose to add the delaying notation according to §230.252(h)(2), whereby such language may be added without formal amendment or refiling of the entire submission package.

It is our intention to amend our previous filing with this correspondence to now include the delaying notation as follows:

> **"This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."**

The undersigned hereby certify, under penalty of perjury, that the information contained herein is accurate and complete as of the date of this Offering Statement. The undersigned constitute a majority of the Board of Directors and a majority of the Officers of the corporation.

Dated: February 23, 2011

By:

John Botdorf
Chairman and Acting CFO

Alan Gin
Director, President, CEO and Secretary

Michael J. Tarutis
Director and VP Legal Affairs

Corporate:
450 East Happy
Canyon Road
Castle Rock, CO
80104
USA

Technology Center:
309 42nd Ave.
San Mateo, CA 94403
USA

www.zenvault.com